Exhibit 99.1

PRESS RELEASE | NASDAQ: IPX | ASX: IPX April 20, 2023

IPERIONX GREEN HYDROGEN MARKET ASSESSMENT

▪	Green hydrogen production is forecast to surge by over 1,000x by 2030, driven by the increasing demand for clean energy

▪	Titanium is an essential material for the PEM electrolyzers used in green hydrogen production and for hydrogen fuel cells

▪	The potential global titanium demand from green hydrogen could be as large as the entire current global titanium market by 2050.

▪	Significant U.S. Government incentives underpin near term growth in green hydrogen, providing opportunities for U.S. regions to be amongst the lowest cost global hydrogen producers

▪	To ensure the hydrogen economy is more affordable and more sustainable, the U.S. needs to re-shore low carbon titanium and close the loop of the supply chain by recycling titanium metal.

▪	IperionX’s patented titanium technologies provides a pathway to low carbon, sustainable production of titanium metal, using 100% scrap titanium as feedstock.

IperionX Limited (“IperionX” or “Company”) (NASDAQ: IPX, ASX: IPX) is pleased to release a presentation on green hydrogen and the critical importance of titanium metal to successfully scale this high growth market.

Green hydrogen production is forecast to surge by over 1,000x by 2030, driven by the increasing demand for clean energy, the need to reduce greenhouse gas emissions and record government incentives to accelerate the scale-up green hydrogen. Titanium is an essential material for the PEM electrolyzers used in green hydrogen production and for hydrogen fuel cells that will power automotive, truck and bus transportation, as well as marine, aerospace and military applications.

The attached presentation highlights that the potential global demand from green hydrogen could be as large as the entire current global titanium market by 2050. Significant U.S. Government incentives, such as the Inflation Reduction Act, also underpin near term growth in green hydrogen, providing opportunities for U.S. regions rich in plentiful renewable energy sources to be amongst the lowest cost global hydrogen producers.

Titanium metal for green hydrogen is currently sourced over long distances from high carbon supply chains with traceability issues. To ensure the hydrogen economy is more affordable and more sustainable – the U.S. needs to re-shore low carbon titanium production and close the loop of the supply chain by recycling titanium metal.

IperionX’s patented titanium technologies provides a pathway to low carbon, sustainable production of titanium metal, using 100% scrap titanium as feedstock. IperionX already produces high quality titanium powder from titanium scrap at an industrial pilot production facility in Utah, U.S. To meet the demand for sustainable and lower cost titanium metal, IperionX has advanced plans to build a larger Titanium Demonstration Facility in South Boston, Virginia.

This announcement has been authorized for release by the CEO and Managing Director.

For further information and enquiries please contact:

info@iperionx.com
+1 704 461 8000

www.iperionx.com

North Carolina 129 W Trade Street, Suite 1405 Charlotte, NC 28202	Tennessee 279 West Main Street Camden, TN 38320	Virginia 1030 Confroy Drive South Boston, VA 24592	Utah 1782 W 2300 S West Valley City, UT 84119

About IperionX

IperionX’s mission is to be the leading developer of low carbon titanium for advanced industries including space, aerospace, electric vehicles and 3D printing. IperionX holds an exclusive option to acquire breakthrough titanium technologies that can produce titanium products that are low carbon and fully circular. IperionX is producing titanium metal powders from titanium scrap at its operational pilot facility in Utah, and intends to scale production at a Titanium Demonstration Facility in Virginia. IperionX holds a 100% interest in the critical minerals Titan Project, which has the largest JORC resource of titanium, rare earth and zircon rich mineral sands in the U.S.A.

Forward Looking Statements

Information included in this release constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.

Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any future results, performance, or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves, the Company’s ability to comply with the relevant contractual terms to access the technologies, commercially scale its closed-loop titanium production processes, or protect its intellectual property rights, political and social risks, changes to the regulatory framework within which the Company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation.

Forward looking statements are based on the Company and its management’s good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.

Although the Company attempts and has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in forward looking statements, there may be other factors that could cause actual results, performance, achievements, or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, in providing this information the Company does not undertake any obligation to publicly update or revise any of the forward-looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.

Contacts

Anastasios (Taso) Arima, Founder and CEO
Toby Symonds, President
Dominic Allen, Chief Commercial Officer

Investors: investorrelations@iperionx.com
Media: media@iperionx.com

+1 980 237 8900

www.iperionx.com